Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

July 9, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Recon Capital Series Trust

File Nos. 333-183155 and 811-22732

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, we are filing Post-Effective Amendment No. 13 under the Securities Act of 1933 and Amendment No. 15 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Recon Capital Series Trust. We are making this filing for the purpose of registering the Recon Capital Currency Hedged DAX Germany ETF and Recon Capital Currency Hedged FTSE 100 United Kingdom ETF (the “Funds”).

With the exception of the disclosure regarding the fees and expenses and fund of fund structure of the Funds, and certain principal strategies and risks relating to currency hedging techniques used by the Funds, the prospectus and statement of additional information filed herewith are substantially similar to the prospectus and statement of additional information for the Recon Capital DAX Germany ETF and Recon Capital FTSE 100 ETF previously filed and reviewed by the staff of the Securities and Exchange Commission. Accordingly, we request selective review of Post-Effective Amendment No. 13.

Please direct any comments or questions to the undersigned at (202) 737-8833.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Attachment

SK 28796 0003 6697103